

Mail Stop 3561

February 17, 2016

Jeffrey P. Pritchett
Chief Financial Officer
Innerworkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, Illinois 60654

> **Re: Innerworkings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 000-52170**

Dear Mr. Pritchett:

We have reviewed your February 9, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions, page 44

1. We note your response to prior comment 1. With regard to the DB Studios acquisition, we note that from a purchase price of $45 million, $36 million was recorded as contingent consideration at the time of acquisition. Your response indicates that at the time, you believed it was highly likely that the annual earnout targets would be met and therefore recorded the $36 million liability. Please explain the factors that changed your probability analysis during 2014, one year after the acquisition, that caused you to derecognize $30 million of the contingent consideration liability. Given that you

believed at the time of acquisition in 2013 it was highly likely that the earnout targets would be achieved, please specifically explain the factors that changed with DB Studios during 2014 that caused your assumptions to change.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure